UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 11 September 2019

Not for distribution in the United States of America

Orange prices its 500 million euros deeply subordinated fixed to reset rate notes

Orange S.A. successfully priced its issuance of EUR 500m undated 7.5 year non-call deeply subordinated fixed to reset rate notes with a fixed coupon of 1.75% until the first call date.

The notes are scheduled to be admitted to trading on Euronext Paris. It is also expected that rating agencies assign the notes a rating of Baa3/BBB- (Moody's/ S&P) and an equity content of 50%.

Proceeds will be used to general corporate purposes, including the potential refinancing of the EUR 500 million outstanding notes of the EUR 1.0bn deeply subordinated fixed to reset rate notes with first call date on February 7th 2020 (ISIN XS1028600473).

About Orange

Orange is one of the world s leading telecommunications operators with sales of 41 billion euros in 2018 and 148,000 employees worldwide at 30 June 2019, including 89,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 30 June 2019, including 207 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan Essentials2020 which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Olivier Emberger; olivier.emberger@orange.com

Tom Wright; tom.wright@orange.com

CAUTION: NOT FOR DISTRIBUTION IN THE UNITED STATES

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: September 11, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations